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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05041505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAY 27 2005

SEC FILE NUMBER
8- 18104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2004 (MM/DD/YY) AND ENDING 3/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street 20th Floor
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Carr 312-261-7119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive 14th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, F. Kemper Cagney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Securities Inc, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

OFFICIAL SEAL
LAURA TAYLOR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-9-2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Securities Inc
Contents
March 31, 2005



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Man Securities Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Man Securities Inc (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 25, 2005

Man Securities Inc
Statement of Financial Condition
March 31, 2005

Assets	
Cash	$ 750,300
Cash segregated under Federal regulations	87,545,300
Securities purchased under agreements to resell	2,738,817,900
Due from brokers, dealers and clearing organizations	11,035,000
Due from customers and noncustomers (net of allowance of $21,600)	9,175,400
Securities borrowed	243,779,900
Securities owned, at fair value	27,201,300
Memberships in exchanges, at cost (market value of $502,000)	538,400
Furniture, equipment, and leasehold improvements (net of accumulated depreciation of $10,900)	43,100
Accounts receivable and other assets (net of allowance of $36,300)	2,468,500
Total assets	$ 3,121,355,100
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 2,691,978,400
Due to brokers, dealers and clearing organizations	890,800
Due to customers and noncustomers	76,406,400
Due to affiliates	52,634,800
Securities loaned	244,409,500
Accounts payable and accrued liabilities	4,341,800
Total liabilities	3,070,661,700
Stockholder's equity	50,693,400
Total liabilities and stockholder's equity	$ 3,121,355,100

The accompanying notes are an integral part of this financial statement.

1. Organization

Man Securities Inc (the "Company") is a wholly owned subsidiary of Man Financial Inc (the "Parent"). The Company's Parent is a wholly owned subsidiary of Man International Inc ("Man International") which is 100% owned by Man Group USA Inc. ("Man Group"), a United States corporation. The ultimate parent is Man Group plc, a United Kingdom corporation.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer, and is a member of the National Association of Securities Dealers Inc. ("NASD") and the Chicago Board Options Exchange. The Company provides clearing and execution services to customers and affiliates on United States securities exchanges. The Company is a member of the Government Securities Clearing Corporation ("GSCC") and is engaged in proprietary trading in U.S. government securities and futures contracts, as well as stock borrow, stock loan, repurchase and resale transactions.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations. Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Securities owned at March 31, 2005 consist of:

U.S. government securities	$ 27,017,800
Other	183,500
	$ 27,201,300

At March 31, 2005, $22,995,700 of U.S. government securities owned by the Company are pledged with clearing organizations and $3,026,200 has been segregated under Federal regulations.

Revenue Recognition

Customer securities transactions and related securities commissions, floor brokerage and clearance fees and related expenses are recognized on settlement date. There is no material difference between trade date and settlement date accounting.

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under agreements to resell ("resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Due From and Due to Customers and Noncustomers
Due from and due to customers and noncustomers arising in connection with securities transactions include cash deposits and amounts due on margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

Securities Borrowed and Loaned
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral
The Company records on the statement of financial condition assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

Memberships in Exchanges
Exchange memberships used in the Company's operations are reflected at cost, or, if an impairment in value is determined by management to be other than temporary, at an adjusted value that reflects management's estimate of the impairment. There was no other than temporary impairment at March 31, 2005.

Income Taxes
The Company is included in the consolidated Federal and state income tax return of Man Group. Federal and state income taxes are determined on a separate return basis pursuant to a tax sharing agreement between the Company and Man Group. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse.

3. Segregation of Funds for the Benefit of Customers

The Company is required under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule") to segregate assets equivalent to balances due to customers trading on securities markets, as defined by the Rule.

At March 31, 2005, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts required to be segregated. Cash of $87,380,400 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3. Cash of $164,900 and securities of $3,026,200 have been segregated in a special reserve bank account for the benefit of proprietary accounts of introducing brokers (PAIB) customers under Rule 15c3-3.

4. Income Taxes

The Company files consolidated Federal, state and local income tax returns with Man Group.

The components of the deferred tax assets and liability at March 31, 2005 are as follows:

Deferred tax assets		
Bad debts	$	22,400
Charitable contribution		3,200
Unrealized losses, net		88,400
		114,000
Deferred tax liability		
Depreciation		(1,200)
Deferred tax assets, net	$	112,800

The Company has reviewed the components of the deferred tax assets and determined it is more likely than not that it will be realized. The net deferred tax assets are included in accounts receivable and other assets on the statement of financial condition.

5. Benefit Plans

Eligible employees of the Company are covered by Man Group's non-contributory single-employer cash balance pension plan and 401(k) plan. The Company matches employees' contributions to the 401(k) plan subject to certain limitations set forth in the plan's agreement.

6. Related Party Transactions

Man Group and the Parent provide certain administrative services to the Company. These services include, but are not limited to, the Company's payroll, accounting, office services, back office and human resources processing. The Company reimburses Man Group and the Parent for these services.

Day to day financing is provided to the Company by an affiliate and the Parent. As of March 31, 2005, $4,000,000 was due to the Parent. Financing interest for the affiliate is calculated based on the Federal funds rate plus 75 basis points and interest for the Parent is based on Federal funds rate.

In addition, the Company provides clearing and execution services to some of its affiliates. As of March 31, 2005, the statement of financial condition includes $49,002,700 due to affiliates for cash and margin deposits and securities. The Parent also provides clearing and execution

services to the Company. Due from affiliates includes $269,300 for cash and margin deposits with the Parent related to these transactions.

7. **Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

The Company is engaged in various trading, brokerage and investing activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Customer securities trades are recorded on a settlement date basis. Should either the customer or broker fail to perform, the Company may be required to complete the transaction. Trades pending at March 31, 2005 were settled without adverse effect on the Company's financial statements.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes limits for such activities and monitors compliance on a daily basis.

8. **Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined by Rule 15c3-1. At March 31, 2005, the Company had net capital, as defined, of $44,306,900 which was $43,355,700 in excess of the minimum capital required to be maintained.

The Company is subject to certain notification rules and other provisions of the SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2005, the Company was in compliance with all of these requirements.

9. **Collateral**

The Company has received collateral in connection with reverse repurchase agreements and securities borrowed transactions. At March 31, 2005, the market value of collateral received was:

Sources of Collateral	**Market Value**
Securities purchased under agreements to resell	$ 2,751,556,800
Securities received in securities borrowed vs. cash transactions	226,662,600

At March 31, 2005, the market value of the portion of collateral received that was sold or repledged by the Company was:

Uses of Collateral	Market Value
Collateral pledged or on deposit with clearing organizations	$ 46,004,300
Securities dispatched in securities loaned vs. cash transactions	223,547,800
Securities sold under agreements to repurchase	2,704,992,900